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                           October 17, 2023

       Rui Chen
       Chief Executive Officer
       Bilibili Inc.
       Building 3, Guozheng Center
       No. 485 Zhengli Road, Yangpu District
       Shanghai, 200433
       People   s Republic of China

                                                        Re: Bilibili Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38429

       Dear Rui Chen:

              We have reviewed your September 26, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 5

   1.                                                   Please supplement the
Company   s discussion of the    Officers and Directors    factor under
                                                        Tonopah (as set forth
in the Company   s response to comment 1) to describe the titles or
                                                        roles of the five
persons who are actively involved in managing the Company   s
                                                        investments.
   2.                                                   We note that the
Company   s discussion of the    Sources of Income    factor under Tonopah
                                                        states,    [m]ore than
99% of the Company   s and each Consolidated Operating Entities
                                                        total revenue for the
twelve-month period ended December 31, 2022 was derived from their mobile games [and
certain other sales and services] and not from investment
 Rui Chen
FirstName
Bilibili Inc.LastNameRui Chen
Comapany
October   17,NameBilibili
              2023        Inc.
October
Page  2 17, 2023 Page 2
FirstName LastName
         securities.    In addition, the discussion states,    more than 99% of
the Company   s and each
         Consolidated Operating Entities    expenses for the twelve-month
period ended December
         31, 2022 were incurred [ . . . ] not in connection with investment securities.

                Please supplement this response with figures as of September 30, 2023 or the most recently available fiscal quarter end.

                The Company   s discussion was not sufficiently detailed to
allow the staff to assess
              the Company   s position. Accordingly, please supplement this
response to specifically
              provide the aggregate dollar amount and percentage attributable to each source of income (and expense) identified in the response (e.g., mobile games, services offered through video and digital media platforms, provision of products through the
              Company   s e-commerce platform, etc.). Please also discuss how
99% of the
              Company   s total revenue and 99% of the Company   s expenses was
not derived from,
              or incurred in connection with, investment securities when, as noted in the
              Company   s discussion of the    Sources of Income    factor
under Tonopah, the
              Company   s investment securities represent approximately 29.48%
of the Company   s
              adjusted total assets as of June 30, 2023 when calculated in accordance with Section
              3(a)(1)(C) of the Investment Company Act of 1940 (the    Act   )
and certain other
              Company Group (as defined in the Company   s response to comment
2) issuers have
              investment securities representing high percentages of adjusted total assets.
3.       The Company   s response to comment one, under the heading    Nature
of Present Assets,
         refers to its response to comment 2. However, neither such response appears to provide
         information about the nature of the Company   s present assets on a
consolidated basis.
         Accordingly, please describe the nature of the Company   s present
assets on a consolidated
         basis as of the most recent fiscal quarter end (September 30, 2023 (if available)). Please also provide sufficient detail on the manner in which this calculation is made, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculation.
4.       The staff notes the Company   s discussion of the various categories
of assets of the
         Company and its subsidiaries in its response to comment 3. However, because these responses are provided for multiple entities, they are often qualified
(   generally    or
            consist primarily   ). Moreover, the labels of the assets in the
response do not match the
         labels used in Appendix A. Please provide an updated response, as of the most recent fiscal quarter end (September 30, 2023 (if available)), that identifies each constituent part of the numerator(s) and denominator(s) for each entity, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculations with respect to such entity. For example, when referring
to an entity   s
         intercompany receivables or investments in majority-owned subsidiaries that are not investment companies, please ensure that your response clearly describes the nature of such assets, including their constituent parts, with respect to that specific entity and the
         basis for the Company   s treatment of such assets.
 Rui Chen
FirstName
Bilibili Inc.LastNameRui Chen
Comapany
October   17,NameBilibili
              2023        Inc.
October
Page  3 17, 2023 Page 3
FirstName LastName
5. In providing the information referenced above on an entity-by-entity basis, please also be sure to address the questions below for the following asset categories identified in its response to comment 3:

                Amounts due from Group companies.
               o We note that the Company   s response addresses certain
intercompany loans
                 represented by notes or loan agreements, or on which interest is charged. Please discuss whether the Company Group assets consist of receivables due or owing in connection with intercompany loans which are not represented by notes or loan agreements, or on which interest is not charged. Discuss also whether, and in which asset category, these assets are reflected, and how the Company treats these assets for purposes of Section 3(a)(1)(C) of the Act.

                 Time deposits.
                o Discuss whether any entity in the Company Group has deposits with maturities
                  of less than 3 months and the Company   s proposed treatment
of these assets for
                  purposes of Section 3(a)(1)(C) of the Act.

                Restricted cash.
               o Discuss the amount of restricted cash subject to restricted withdrawal periods, including whether any such cash is invested in securities, certificates of deposits, or any other assets. Please describe the legal rationale for the
                   Company   s position that the restricted cash is not an
investment security and its
                   treatment for purposes of Section 3(a)(1)(C) of the Act.

6.       Please supplementally clarify how the wholly foreign-owned enterprise
(   WFOE   )
         identified in Appendix A treats each applicable variable interest
entity (   VIE   ) for
         purposes of Section 3(a)(1)(C) of the Act and explain the rationale for this treatment.
         More specifically, please discuss whether the Company treats the WFOE s relationship
         with the VIE as comprising the applicable WFOE   s total assets for
purposes of Section
         3(a)(1)(C) and, if so, how the Company is calculating the    value
of such amounts for
         purposes of Section 2(a)(41) of the Act.
7. Please discuss whether the entity identified as having investment securities greater than
         40% of Adjusted Total Assets is registered or will be registered as an investment company under the Act and explain the rationale for its registration status. Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at
202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Rui Chen
Bilibili Inc.
October 17, 2023
FirstName
Page 4         LastNameRui Chen
Comapany NameBilibili Inc.
                                  Office of Technology
October 17, 2023 Page 4
cc:       Haiping Li
FirstName LastName